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May 10, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada Mr. Doug Jones Ms. Rebekah Reed Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.

Response to the Staff’s Comments on

Amendment No. 4 to the Registration Statement on Form F-1

Filed on April 25, 2024 (File No. 333-273166)

Dear Ms. Nakada, Mr. Jones, Ms. Reed, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 6, 2024 on the Company’s amendment No. 4 to the Registration Statement on Form F-1 filed on April 25, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No. 5 to the Registration Statement on Form F-1 (the “Amendment No. 5”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 5 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 5.

Exhibit Index, page II-5

1.

The legal opinion filed as Exhibit 5.1 opines upon “the offering by the Company of certain class A ordinary shares of par value of US$0.0001 per share.” However, it appears that the par value of the Class A ordinary shares being offered is $0.000001, and the registration statement now seeks to register both a primary offering of shares by the company and a separate resale offering of shares by selling shareholders. Prior to effectiveness, please file a revised legal opinion that reflects the correct par value and the shares being offered in the resale offering.

In response to the Staff’s comments, the Company has filed a revised legal opinion in accordance with the Staff’s instructions.

Resale Prospectus Cover Page, page ALT

2.

We note your disclosure that no sales pursuant to the resale prospectus may take place until your underwritten initial public offering has closed and your Class A ordinary shares have been listed on Nasdaq. However, your statement that “the Selling Shareholders will sell at a price between US$4.00 and US$5.00 per Class A ordinary share” suggests that the selling shareholders intend to sell before the initial public offering has closed. Please revise here and elsewhere as appropriate for clarity. Additionally, please revise your disclosure in footnote 1 on page ALT-3 that the public offering will take place “concurrently,” as it appears that the selling shareholders will sell their shares only after the public offering has closed.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No. 5 on the cover page of the resale prospectus and pages ALT-1, ALT-3 and ALT-5 accordingly.

3.	Please revise the alternate front cover page of the resale prospectus to include the China-based issuer disclosure that is provided on the front cover page of the public offering prospectus.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No. 5 on the cover pages of the resale prospectus accordingly.

Selling Shareholders, page ALT-3

4.

Please revise to disclose the nature of any position, office, or other material relationship which any selling shareholder and/or the persons who have control over the selling shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No. 5 on pages ALT-3 and ALT-4 accordingly.

General

5.

We note your addition of the resale prospectus to the registration statement. Given the size of the resale offering relative to the number of shares outstanding and given the size of the primary offering, please provide us with a detailed analysis as to why you believe the resale transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. Include in your analysis further detail regarding:

•	how you determined the number of Class A ordinary shares being registered in connection with the resale offering relative to the number of shares to be offered in the primary offering;

•	when and how (i.e., background and nature of the transaction) each of the selling shareholders acquired all Class A ordinary shares they beneficially own;

•	the nature of the selling shareholders’ businesses;

•	how the selling shareholders were selected to participate in the resale offering;

•

whether and why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate the creation of a public market in your securities despite the availability of the shares that the selling shareholders could attempt to offer and sell into such market once trading commences; and

•

why the selling shareholders are not subject to the lock-up arrangements described in the prospectus for the initial public offering and whether the underwriter(s) sought to have the selling shareholders subjected to such lock-up provisions. In this regard, your disclosure on page 216 implies that the selling shareholders are only exempt from lock-up provisions with respect to the 3,750,000 resale shares and will be subject to lock-up with respect to their remaining shares.

For guidance, refer to Securities Act Rule Compliance and Disclosure Interpretations Question 612.09.

The Company respectfully acknowledges the Staff’s comment. For the reasons set forth below, the Company respectfully submits that Ruida Development Co., Ltd. and Newlight Management Limited (the “Selling

Shareholders,” together with their beneficial owners, collectively, the “Sponsors”) are not alter egos of the Company, and that the proposed resale of the Company’s Class A ordinary shares by them as contemplated in the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), rather than a primary offering in which the Selling Shareholders are acting as conduits in a distribution to the public.

In making this determination, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (the “C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Interpretation 612.19 states:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the above factors mentioned in the C&DI 612.09 is analyzed below.

Factor 1: How long the Selling Shareholders have held the securities.

On July 20, 2012, Autozi Internet Technology Co., Ltd., a company incorporated under the laws of the PRC through which the Group commenced its commercial operations since June 2010, entered into a share purchase agreement with Mr. Tianyi Yu, pursuant to which Mr. Yu acquired 5.0% of the equity interests in Autozi Internet Technology Co., Ltd. for a consideration of RMB5.0 million. On December 19, 2013, Autozi Internet Technology Co., Ltd. entered into a share purchase agreement with Ms. Hailan Sun, pursuant to which Ms. Sun acquired 10.0% of the equity interests in Autozi Internet Technology Co., Ltd. for a consideration of RMB10.0 million. Both Ruida Development Co., Ltd. and Newlight Management Limited are angel investors at very early stages. On July 15, 2021, Autozi Internet Technology (Global) Ltd., or the Company, was incorporated under the laws of the Cayman Islands as an offshore holding company to facilitate offshore financing of the Group, and Autozi Internet Technology Co., Ltd. has since become a PRC subsidiary of the Company in which the Company holds 95.0% of the equity interests. As part of the Company’s reorganization for the purpose of its initial public offering and listing on the Nasdaq, in December 2022 and January and August 2023, shareholders of Autozi Internet Technology Co., Ltd. (or affiliates of such shareholders) were issued ordinary shares of the Company or warrants to purchase ordinary shares of the Company in a pro rata proportion to the shares they held in Autozi Internet Technology Co., Ltd.. As a result of the reorganization, in January 2023, the Company issued 4,248,300 and 3,401,400 ordinary shares at the then par value of $0.000001 per share to Ruida Development Co., Ltd., a British Virgin Islands company wholly owned by Ms. Sun, and Newlight Management Limited, a British Virgin Islands company wholly owned by Mr. Yu, respectively. Accordingly, each of the Sponsors has borne the credit and market risk of its investment in the Group for over 10 years prior to filing of the Registration Statement. The length of time that each of the Sponsors has held its shares demonstrates that the Sponsors acquired such shares with an intention to hold them as an investment and not as underwriters with an intent to distribute them.

Factor 2: The circumstances under which the Selling Shareholders received the securities.

As described in Factor 1 above, each of the Sponsors acquired the ordinary shares of the Company (and shares of Autozi Internet Technology Co., Ltd.) as an investment and not as part of an underwritten offering. In a typical underwritten offering, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk. The ordinary shares of the Company (or shares of Autozi Internet Technology Co., Ltd.) were not issued to the Sponsors at a discount. All of the shares were acquired before the IPO and before a public market existed for the

Company’s Class A ordinary shares. Accordingly, the Company respectfully submits that there is nothing about the circumstances of the sale of the Shares that indicates that the transaction was anything other than what is appears to be – a bona fide private placement of securities with investors designed to meet the Company’s legitimate and both immediate and longer-term funding requirements.

Factor 3: The Selling Shareholders’ relationship with the Company.

The Company does not have an underwriting relationship with any of the Sponsors. Each of the Sponsors has been a long-term investor in the Group for over a decade. None of the Sponsors had a prior relationship with the Group before acquiring the shares as described above.

Since the Sponsors became investors in the Group in 2012 and 2013, respectively, none of them has served as a director, officer or employee in any subsidiary of the Group, nor had they had any related-party transactions with the Group (except for the private placement transactions through which they acquired their shares in the Group) or had any material relationships with the Company. Each of the Sponsors acquired their shares as an investment in the Group and are not acting as conduits for the Company; they are investors, who after being at risk for their investment, are opportunistically seeking partial investment liquidity. To the extent the Selling Shareholders sell shares pursuant to the Registration Statement, the Selling Shareholders will retain all proceeds therefrom. In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

Each of the Sponsors who have borne the credit and market risk of their investment in the Group for over a decade prior to filing of the Registration Statement has indicated to the Company about its intent to register and resell a portion of its shares. The Sponsors intended for such registration and resale due to a variety of business reasons, however, in any case, not for the purposes of conducting an indirect primary offering for the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

Factor 4: The amount of shares to be sold by the Selling Shareholders.

As of the date of the Amendment No. 5, the Company had 102,481,200 ordinary shares outstanding, which will be automatically re-designated into 67,886,100 Class A ordinary shares and 34,595,100 Class B ordinary shares, respectively, immediately before the completion its primary offering. In addition to the 1,250,000 Class A ordinary shares that the Company is proposing to offer in its primary offering, the Company seeks to register 3,750,000 of the ordinary shares currently held by the Selling Shareholders which will be automatically re-designated into 3,750,000 Class A ordinary shares immediately before the completion its primary offering, on behalf of the Selling Shareholders, which represents:

•	3.7% of the Company’s total number of ordinary shares issued and outstanding as of the date of the Amendment No. 5; and

•

5.4% of the Company’s total number of Class A ordinary shares, and 3.6% of the Company’s total number of share capital (including both Class A ordinary shares and Class B ordinary shares), immediately after the completion of its primary offering.

The number of Class A ordinary shares being registered in connection with the resale offering, relative to the number of Class A ordinary shares to be offered in the IPO, was determined based on (i) the number that the Selling Shareholders intend to register and resell, and (ii) the total expressed interests in and demand for the Company’s Class A ordinary shares from potential investors on the market, with a purpose of creating sufficient public float for market liquidity.

In the process of building sufficient demand for the public offering and facilitating the creation of a public market, the underwriters have taken the following efforts:

•

The underwriters have conducted a valuation of the Company and believe that a price range of the Company’s Class A ordinary shares between $4.00 and $5.00 for the IPO as disclosed in the Public Offering Prospectus is fair. As of the date hereof, the underwriters and the syndicate selling group have received expressed interests in and demand from certain investors for the Company’s Class A ordinary shares at a price within this range, but there can be no assurance that the public offering will have the necessary demand.

•

Before determining the number of Class A ordinary shares to be offered in the IPO (including those to cover the over-allotment option), the underwriters have taken into account of (i) the total expressed interests in and demand for the Company’s securities from potential investors on the market and (ii) the availability of shares that the Selling Shareholders could attempt to offer and sell into such market once the trading commences.

•

The underwriters have provided updated registration statements to potential investors and have made them aware of the proposed resale by the Selling Shareholders as disclosed in the Registration Statement, of which the resale prospectus is a part.

•

As disclosed in the Company’s previous registration statements, the Company initially intended to subject its directors, officers, and holders of more than 5% of its outstanding ordinary shares to lock-up arrangements in favor of the underwriters. Upon filing the resale prospectus to register 3,750,000 Class A ordinary shares owned by the Selling Shareholders, the Company and the underwriters agreed to subject the Company’s directors, officers, and all holders of the Company’s outstanding shares (except for the Selling Shareholders with respect to their resale of the 3,750,000 Class A ordinary shares as contemplated in the resale prospectus) to the lock-up arrangements. The Company and the underwriters expect that such lock-up arrangements will allow for sufficient public float and provide flexibility for the Selling Shareholders while preventing excessive supply of shares to the market which may cause fluctuations in the market price of the Company’s Class A ordinary shares.

Factor 5: Whether the Selling Shareholders are in the business of underwriting securities.

Each of the Selling Shareholders is an offshore holding company with no substantive business operations. To the Company’s knowledge, at no time has any of the Selling Shareholders acted as registered broker-dealers or been affiliates of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended, and none of the Sponsors is in the business of underwriting securities. Each of the ultimate beneficial owners of the Selling Shareholders, namely Mr. Yu and Ms. Sun, has a long history of investing in different businesses. Each of the Selling Shareholders owns the Company’s ordinary shares for its own account for investment purposes and not with a view towards distribution.

Factor 6: Whether under all the circumstance it appears that the Selling Shareholders are acting as a conduit for the Company.

The facts above do not support the conclusion that the Selling Shareholders are acting as a conduit for the Company. Each of the Sponsors acquired the Company’s shares in bona fide investment transactions and has borne the long-term market and full economic risks of its investment in the Company’s shares.

The Selling Shareholders may sell their shares at prevailing market prices through brokers and will pay any broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as applicable. None of the Selling Shareholders will receive a commission or other remuneration from the Company if and when their shares are sold. Conversely, the Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. These facts support the conclusion that the Selling Shareholders are not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Moreover, the Staff has noted in its Compliance and Disclosure Interpretation 116.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale transaction by the Selling Shareholders, as contemplated in the Registration Statement, should appropriately be classified as a genuine secondary offering and not a primary offering.

If you have any questions regarding the Amendment No. 5, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc: Yang Ge